UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CARDINAL BANKSHARES CORPORATION

(Name of Issuer)

Common Stock, $10.00 par value

(Title of Class of Securities)

141478107

(CUSIP Number)

Mr. Douglas E. Schaller
Schaller Equity Partners, A North Carolina Limited Partnership
324 Indera Mills Court
Winston-Salem, NC 27101
(336) 774-1515

with copies to:

Jeffrey T. Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 West Fourth Street
Winston-Salem, NC 27101
(336) 607-7512

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages

CUSIP No. 141478107	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 141478107	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER INVESTMENT GROUP INCORPORATED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO, IA

CUSIP No. 141478107	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER EQUITY MANAGEMENT, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 141478107	13D	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS DOUGLAS E. SCHALLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 141478107	13D	Page 6 of 7 Pages

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) by (i) Schaller Equity Partners, a North Carolina limited partnership (the “Partnership”); (ii) Schaller Investment Group Incorporated, a North Carolina corporation (the “Adviser”); (iii) Schaller Equity Management, Inc., a North Carolina corporation (the “General Partner”) and (iv) Douglas E. Schaller, a United States citizen (“Mr. Schaller”) (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”) of Cardinal Bankshares Corporation (the “Issuer”).  Unless otherwise defined herein, capitalized terms used herein shall have such defined meanings as previously used in the Schedule 13D filed by the Reporting Persons on February 17, 2011, as amended on June 6, July 27, September 29 and December 29, 2011 and January 9, 2012.

As of February 24, 2012, as reflected in this Amendment No. 6, the Reporting Persons are reporting beneficial ownership of 151,267 shares of Common Stock (approximately 9.8% of the outstanding shares) (the “Subject Shares”).

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following information:

On February 23, 2012, pursuant to Section 1.12 of the Amended Bylaws of the Issuer, the Partnership sent the Issuer a letter (the “Nomination Notice Letter”) indicating the Partnership’s desire to nominate the following five individuals to stand for election to the Issuer’s Board of Directors at the Issuer’s 2012 Annual Meeting of Stockholders, which the Reporting Persons understand is scheduled to be held on April 25, 2012 (the “Meeting”): Ms. Carol S. Jarratt and Messrs. T. Mauyer Gallimore, Bobby L. Gardner Sr., John Paul Houston and James W. Shortt (each, a “Nominee”, and collectively, the “Nominees”). The Reporting Persons believe that the Nominees are proven business and community leaders from the Floyd, Virginia area, and that each Nominee, if elected, would bring much-needed insight, accountability and fresh and relevant perspectives to the Issuer’s Board of Directors.

The Reporting Persons currently intend to conduct a proxy solicitation in support of their desire to elect the Nominees to the Issuer's Board of Directors at the Meeting.

A copy of the Nomination Notice Letter, which includes an indication from each Nominee of such Nominee’s willingness to serve if elected, is attached as Exhibit 99.5 to this Amendment No. 6 and is hereby incorporated by reference.

THIS SCHEDULE 13D IS NOT A SOLICITATION OF ANY ACTION TO BE TAKEN BY STOCKHOLDERS OF THE ISSUER. IF THE REPORTING PERSONS COMPLETE AND FILE A PROXY STATEMENT, STOCKHOLDERS ARE ADVISED TO READ SUCH PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION. ACCORDINGLY, STOCKHOLDERS SHOULD RELY ON SUCH PROXY STATEMENT, WHEN AND IF IT IS PREPARED AND DISTRIBUTED, AND NOT ON THIS SCHEDULE 13D.  IF FILED, THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE ISSUER AND WILL ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.5  Nomination Notice Letter from the Partnership to the Issuer, dated February 23, 2012.

CUSIP No. 141478107	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2012

SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP
By:	Schaller Equity Management, Inc.,
General Partner

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date:	February 24, 2012

SCHALLER EQUITY MANAGEMENT, INC.

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date:	February 24, 2012

SCHALLER INVESTMENT GROUP INCORPORATED

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date:	February 24, 2012

/s/ Douglas E. Schaller
Douglas E. Schaller